

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2010

Mr. Eric B. Tolbert
Vice President and Chief Financial Officer
Massey Energy Company
4 North 4th Street
Richmond, Virginia 23219

> **Re:** **Massey Energy Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2010**
> **Filed April 30, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 16, 2010**
> **File No. 001-07775**

Dear Mr. Tolbert:

We have reviewed your filing and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Financial Statements

Note 18 – Contingencies, page 88

1.   We note in the definitive proxy filed on April 26, 2010 you provide a discussion of the government inspection system in place to ensure mine safety. You further describe the different levels of violations that may be issued by inspectors and the process of resolving such violations. As these violations may result in a monetary fine and/or loss of production, please tell us why you have not provided disclosures addressing this loss

exposure in your financial statements in compliance with the guidance in FASB ASC 450-20-50 as well as in your MD&A.

Form 10-Q for the Fiscal Quarter Ended March 31, 2010

Risk Factors, page 32

2.   We note the risk factor discussion that you incur substantial costs and liabilities under federal, state and local health and safety laws, regulations and enforcement policies. In light of the Upper Big Branch explosion and with a view towards possible disclosure, please tell us in better detail the extent of your capital expenditures, safety programs, and statistical or other measures (including those reported to MSHA or any other agency or regulatory body) that your company utilizes to monitor your compliance with health and safety regulations. With respect to statistical or other measures, provide both your actual results and any benchmarks or targets used.

Schedule 14 A Definitive Proxy Statement, filed April 16, 2010

Compensation Components, page 29

Annual Incentive Program, page 29

3.   We note that one of the performance measures for each of Messrs. Adkins and Snelling was non-fatal days lost, and for Mr. Blankenship was the rate of reduction of non-fatal days lost. Your disclosure indicates a 13.9 percent reduction in non-fatal days lost for 2009 as compared to 2008, which exceeded the maximum amounts. Please disclose the target non-fatal days lost. In addition to providing the percent reduction as compared to the prior year, provide the actual number of non-fatal days lost as compared to the prior year.

4.   In light of the Upper Big Branch explosion and with a view towards possible future disclosure, provide us with additional information regarding the safety and health criteria that your company intends to use to measure its performance and how these criteria will be used to determine the compensation of each named executive officer.

Engineering Comments

Form 10-K for the fiscal year ended December 31, 2009

Competition page 13

5.   In your discussion of the competitive nature of the coal mining industry, we note you state "capacity expansion has been somewhat limited."   Two of the reasons you provide for limited capacity expansion are coal seam degradation and reserve depletion. In

reference to this statement, please include a discussion in this section and in your MD&A related to the impact that may be associated with coal seam degradation and reserve deletion, such as lower productivity rates, and how this will affect your business, including your financial position results of operations and liquidity, in future periods.

Mine Safety and Health page 15

6.   We note you state you measure your success in the area of safety and health through the use of occupational injury and illness frequency rates. Please expand your discussion related to safety and health to include the occupational injury and frequency rates your company measures and your performance as demonstrated by these rates.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher at (202) 551-3706, Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 or Karl Hiller, Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact Tracey McNeil at (202) 551-3392, or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Parker
Branch Chief